SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Herc Holdings Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

42805T105

(CUSIP Number)

Jesse A. Lynn, Esq.

Chief Operating Officer

Icahn Capital LP

16690 Collins Ave., PH-1,

Sunny Isles Beach, FL 33160

(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

1,672,376

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

1,672,376

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,672,376

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Offshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

1,672,376

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

1,672,376

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,672,376

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Partners LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

2,350,465

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

2,350,465

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,465

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.93%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Onshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

2,350,465

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

2,350,465

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,465

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.93%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Capital LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

IPH GP LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 42805T105

1.       NAME OF REPORTING PERSON

Beckton Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 42805T105

1       NAME OF REPORTING PERSON

Carl C. Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

4,022,841

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

4,022,841

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,022,841

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.56%

14       TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 11 to the Schedule 13D relating to the shares of Common Stock, Par Value $0.01 (“Shares”), issued by Herc Holdings Inc. (formerly known as Hertz Global Holdings, Inc.) (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2014, as previously amended, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a)       The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,022,841 Shares, representing approximately 13.56% of the Issuer's outstanding Shares (based upon) the 29,658,403 Shares outstanding as of October 15, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021).

(b)        Icahn Master has sole voting power and sole dispositive power with regard to 1,672,376 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,350,465 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below and in Item 4 above, all such transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Partners LP	10/25/2021	(82,356)	$182.65
Icahn Partners LP	10/26/2021	(21,958)	$177.01
Icahn Partners LP	10/27/2021	(45,999)	$175.23
Icahn Partners LP	10/28/2021	(26,967)	$181.45
Icahn Partners LP	10/29/2021	(17,509)	$180.40
Icahn Partners LP	11/16/2021	(59,071)	$189.33
Icahn Partners LP	11/17/2021	(53,457)	$184.72

Icahn Partners Master Fund LP	10/25/2021	(5,596)	$182.37
Icahn Partners Master Fund LP	10/26/2021	(15,614)	$177.01
Icahn Partners Master Fund LP	10/27/2021	(32,711)	$175.23

Icahn Partners Master Fund LP	10/28/2021	(19,176)	$181.45
Icahn Partners Master Fund LP	10/29/2021	(12,451)	$180.40
Icahn Partners Master Fund LP	11/16/2021	(41,050)	$189.33
Icahn Partners Master Fund LP	11/17/2021	(38,033)	$184.72

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

BECKTON CORP.

By:	/s/ Irene March

Name: Irene March
Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Accounting Officer

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page of Amendment No. 11 to Schedule 13D – Herc Holdings Inc.]